Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

April 5, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Isabel Rivera

Re:	Springview Holdings Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted March 11, 2024
CIK No. 0002002236

Ladies and Gentlemen,

This letter is in response to your letter on March 26, 2024, in which you provided comments to the Amendment No. 2 to Draft Registration Statement on Form F-1(the “Amendment No.2”) of Springview Holdings Ltd (the “Company”) submitted to the U.S. Securities and Exchange Commission on March 11, 2024. On the date hereof, the Company is publicly filing its Registration Statement on Form F-1 (the “Form F-1”). We set forth below in bold the comments in your letter relating to the Amendment No. 2 followed by our responses to the comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted March 11, 2024

Cover Page

1. We note the shares to be offered by selling shareholders that were added in this amendment. Given the substantial portion of your shares being registered for resale, the short period those shares have been held since being initially issued to and transferred by your controlling shareholder Avanta (BVI) Limited on January 23, 2024, please provide us with an analysis of your basis for determining that it is appropriate to characterize the resale transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering. For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09.

RESPONSE: We respectfully advise the Staff that we have removed the resale alternate prospectus and amended the language pertaining to resale/selling shareholders throughout the Form F-1.

2. Please revise to clarify when, in relation to the primary firm commitment offering, the selling shareholders are offering their shares, and at what price.

RESPONSE: We respectfully advise the Staff that, as discussed above, we have removed the resale alternate prospectus and amended the language pertaining to resale/selling shareholders throughout the Form F-1.

Risk Factors, page 11

3. We note your response to prior comment 3. Please address the risks of your reliance on related party transactions to conduct your business, or advise.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 18 of the Form F-1 to include the risks of our reliance on related party transactions to conduct our business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

4. We note your disclosure regarding payments to related parties for the years ended December 31, 2022 and 2023. Please revise to identify the related parties and, if applicable, reconcile your disclosure with that in Related Party Transactions starting on page 79 of your prospectus.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 41 of the Form F-1 to identify the related parties relevant to the disclosures, which reconciles with the Company’s disclosures under the Related Party Transactions section on page 80 of the Form F-1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhuo Wang
Zhuo Wang
Chairman